  Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES STEPHEN M. ROSS
TO JOIN KERZNER BOARD OF DIRECTORS

PARADISE ISLAND, The Bahamas, June 13, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company” or “Kerzner”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced the appointment of Stephen M. Ross to the Board of Directors of the Company. Mr. Ross is Chairman, Chief Executive Officer and founder of The Related Companies, L.P., a developer, manager and financier of premier real estate properties, including the Time Warner Center in New York City. Established in 1972 by Mr. Ross and originally called Related Housing Companies, The Related Companies’ portfolio includes over $15 billion worth of developments. He is Chairman and founder of CharterMac (an AMEX listed company), in which The Related Companies is an 18% stock owner.

In announcing the appointment, Sol Kerzner, the Company’s Chairman, remarked, “We are delighted that Steve Ross is joining our Board. As someone who understands the entrepreneurial spirit that drives this Company and has experience developing extraordinary properties, Steve represents an invaluable independent voice and is a great fit with our business and culture. As we advance into the construction process of such projects as Phase III on Paradise Island and Atlantis, The Palm in Dubai, we are very fortunate to gain the insight of one of the great real estate developers for this next phase of the Company’s growth.”

Steve Ross commented, “I am very excited to join the Board of Kerzner. Theirs is a fascinating industry and the Company is going through a very dynamic phase of growth. I am looking forward to being a part of it all and hope to be able to make a contribution to its future successes.”

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.